August 22, 2023

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC
Offering Statement on Form 1-A
Filed June 12, 2023
File No. 024-12277

Ms. Gorman:

Please see below for responses to the Division’s letter dated July 20, 2023, regarding the above captioned matter. All questions have been addressed in Amendment No. 1 to the Offering Statement on Form 1-A, filed August 18, 2023 (“Amendment”), as further herein detailed.

Cover Page

1.

We note that your cover page consists of 4 pages. Please limit the cover page to one page, as required by Item 1 of Part II of Form 1-A. Please also revise to clearly disclose the amount of each series being offered, as required by Item 1(d) of Part II of Form 1-A.

We have revised our cover page to comply as closely as possible to the one page requirement, but note that the disclosures required by Guide 5 in addition to the necessary tables prohibit strict compliance. The amount of each series being offered is disclosed via a cross-reference to the Series Offering Table on page 1.

Summary, page 1

2.

We note that you and your manager are Delaware corporations, but that the properties you have acquired are based in Texas. Please clarify how you will manage these properties on a day to day basis, and if you have hired a third party, please identify the party and file the agreement as an exhibit.

Please see Amendment. We have updated the disclosure to clarify that we have agents located in Texas who will manage day to day operations for the Manager and the Company in regard to properties located in Texas. We have not engaged any third party to manage day-to-day operations. We will also be foreign filing in Texas.

3.

We note your disclosure that you intend for each series to be taxed as a REIT or as a partnership. Please clearly disclose how you intend for each of the series in this offering statement to be classified and provide clear disclosure on the cover page.

Please see Amendment. Clarifying language has been added on the cover page. Each of the three series have elected to be taxed as a Partnership. Please note we have also included the taxation election for each of the series under the Series Offering Table on Page 1, right most column.

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Reporting, page 2

4.

We note that you have provided audited financial statements of the company as of and for the period ended April 13, 2023 and that you subsequently acquired three properties. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the company and each individual Series for future periods. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Please see Amendment. The properties acquired by the Series are newly constructed residential properties that have not been previously occupied or leased and have not previously been revenue producing. Therefore, they were not operated as a business and without leasing history. As a result, there are no financial statements applicable to the property for which financial statements may be required in the Offering Circular prior to the date of acquisition of the properties by the Series.

For future reporting periods, we intend to have each series that has commenced operations audited on an annual basis and to present these series audited financial statements separately and on a consolidated basis with the financial statements of the Company. The audit opinion to be provided along with the audited financial statements will cover each of the audited series as well as the Company audited as a whole.

Series LLC Structure, page 3

5.

We note your disclosure that there may be situations where the fees are not allocable to a specific series. Please disclose the situations where a fee will not be allocable to a particular series, given that these entities are to have completely separate operations, including from the company.

Please see Amendment. We have provided examples of such situations in the last paragraph on page 3 and in the last paragraph under “Allocation of Expenses” on page 34, which include “annual EDGAR filer fees, annual audit fee for the Company, legal fees relating to annual reporting, and rent and utilities if the Series share the same office space. ”

Risk Factors, page 6

6.	Please expand your risk factor discussions to describe the risks attendant to the transfer agent’s records and transfer procedures.

See Amendment. We have included additional risk factors related to our transfer agent’s records and transfer procedures.

Our operating agreement contains provisions that reduce or eliminate duties ..., page 9

7.

We note your disclosure that you have reduced or eliminated fiduciary duties of the manager. Please provide clear disclosure to specify when this provision would apply. Please also clarify whether such provision complies with Delaware state law, and whether there is any uncertainty as to its enforceability. Please also disclose that nothing in the operating agreement modifying, restricting or eliminating the duties or liabilities of Fiduciary Covered Persons shall apply to or in any way limit the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws. Please revise here and in your disclosure regarding your operating agreement in the section "Securities Being Offered."

The disclosure is drafted broadly to reflect Section 5.7 of the operating agreement, which is also broadly drafted. Nevertheless, we have added a disclosure clarifying that although such broad waiver of fiduciary duties is permitted by Delaware law, we have been advised that Delaware courts will still impose a covenant of good faith and fair dealing on our Manager, which is non-waivable. In addition, we have included a disclosure that the SEC’s position is that any purported waiver of fiduciary duties or indemnification for violation of the same under the Securities Act of 1933 or under the Securities Exchange Act of 1934 is against public policy and therefore, unenforceable.

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The Company's management has full discretion as to the use of proceeds..., page 11

8.

We note your disclosure that the company may use proceeds for purposes related to growing its business. We also note similar disclosure in the use of proceeds section on page 29. However, we note your disclosure that individuals are investing in a specific series and not in the company. Please explain how the company could use proceeds for purposes related to matters other than a particular series in which an investor has made an investment and how this is consistent with the structure of the company and the disclosures provided regarding the particular series assets.

We have clarified that each Series reserves the right to change the allocation of net proceeds from the offering as unanticipated events or opportunities arise, but such modifications will be limited to that particular Series.

Risks Related to Tokenization, page 14

9.	Please expand your risk factor discussions to include disclosure regarding:

•	Risks associated with the distributed ledger technology, including any inherent flaws or limitations of the blockchain technology;
•	Risks related to loss or theft of the Tokens, including losses related to cyberattacks, fraudulent or accidental transactions, loss of keys, etc.; and
•	The relatively new nature of the technology and whether it may impact participation of potential investors in the secondary market, thereby impacting potential liquidity.

Please see Amendment on page 14. Note that since the Tokens are only digital courtesy copies reflecting ownership of Series Interests and the Transfer Agent’s book form records are controlling, there is no risk related to cyberattacks, fraudulent or accidental transactions, loss of keys, etc., with respect to the Tokens, so long as the Transfer Agent’s records are accurate. We have disclosed risks related to errors in the Transfer Agent’s processes.

Blockchain-based Series Interests; No Investment in Cryptocurrencies, page 23

10.

We note that your Manager will create a blockchain wallet for each subscriber, assign a unique network blockchain address for each wallet, and provide a public key to each subscriber to track the balance of any series interests. Please address the following:

•	Identify the person(s) who have access to the blockchain wallet and public key, and any policies, procedures or other security features surrounding the wallet and public key;
•	Disclose the implications for both the subscriber and the network if a subscriber loses their key or is otherwise unable to access their Token; and
•	Describe how you maintain access to, or control over, Tokens in a subscriber’s wallet to make transfers, redeem or freeze Tokens.

Please see Amendment under Subscription Procedure and details in response to Staff’s item 21 with explanation of the process on how a subscriber creates an account and how a blockchain wallet is created for every subscriber.

The Blockchain wallet and public key for the wallet can be accessed by the subscriber themselves, by the Company, and by the Manager.

As disclosed in the Amendment, the Company maintains all records in book form with the Transfer Agent and the Token acts as a digital courtesy copy of the Series Interests on the blockchain.

Subscribers can login anytime to access the information about the Series Interests and access the public key for their wallet from within the platform. In case the subscriber forgets the password for investment platform, they can reset their password using the form available during the login process using their email. In case the subscriber loses access to their email account, which was used during the account creation process, they are instructed to contact our team at members@tirios.ai and validate their identity to reset the investment platform access for them. Once they gain access to the investment platform again, they can access their public key.

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The Company and Manager have access to subscriber wallet and can freeze the tokens or block any transactions on blockchain to comply with the requirements of a regulatory mandate or a court order.

11.

In footnote 3 on page 23, you state that your “Manager maintains the wallet infrastructure. Each wallet is connected to an account created by investors on the Platform, and holds only Tirios tokens—not cryptocurrency or other digital assets,” and “[a]s a result, there is no risk of investors losing access to their wallet.” Please explain to us the factual basis for this conclusion.

Please see response to item 10. As explained in the Amendment, the Company maintains all records in book form with the transfer agent and the Tokens act as digital courtesy copies of the Series Interests on the blockchain.

Subscribers can login anytime and access the information about the Series Interests and the public key for their wallet from within the platform. In case the subscriber forgets the password for investment platform, they can reset their password using the form available during the login process using their email. In case the subscriber loses access to their email account, which was used during the account creation process, they are instructed to contact our team at members@tirios.ai and validate their identity to reset the investment platform access for them. Once they gain access to the investment platform again, they can access their public key.

12.

We note your disclosure that “Each member will be provided access to view Token holding information recorded to the Blockchain Token Ledger on the Platform,” including “all financial information related to the Underlying Asset on the blockchain, which includes rent, property taxes, insurance, etc., and information regarding their own holdings.” Please revise to address the following:

•	Please revise to describe in materially complete detail the current stage of development of the Tokens, the Platform and their functionalities;
•	Discuss how the Platform interacts with the Tirios Blockchain;
•	Elaborate on the role of the Tokens in your business, including how you intend for the Tokens and Platform to interact and how the Tokens will be used, and by whom, on your Platform;

Describe what, if any, uses or rights investors will receive upon purchasing Tokens in this offering and as anticipated in the future. In this regard, we note the video presentation posted on the “Learn More” section of your website describing investors’ ability to track their investments, net operating income and dividend distributions on the blockchain and sell their Tokens after holding them for a "short period;" and

•	Disclose whether the Tokens have any value or possible use outside of the Platform.

Please see response to item 21. The development of functionality for the Platform, Tirios Blockchain, and Tokens is complete and ready for deployment once the filing is made effective. This includes functionality to register for the members on Platform, complete their subscription, create a blockchain wallet for subscriber, receive Tokens that represent a digital courtesy copy of the Series Interests, the ability to view their holdings in .PDF format and on blockchain, and view all financial information related to the underlying asset in .PDF format and on blockchain.

Please note the Token holdings on blockchain and underlying financial information on the blockchain are a digital courtesy copy of records maintained by the Transfer Agent regarding the Series Interests and a digital courtesy copy of the financial records which are kept by the Company in book form. Each Member receives only those rights associated with the particular Series in which they invest. There are no additional legal or economic rights that stem from Tokens beyond the membership rights associated with the Series Interests. The Tokens therefore have no value independent of the Series Interests. Tokens can’t be transferred or used outside of Platform.

Members can access the financial information in the Platform in .PDF form based on the information in book form and the same information from the Platform in the blockchain form. In case of any conflict between the financial records held by the Company in book form and the blockchain records, the records in book form will be determinative.

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13.

We note your disclosure on page 23 that a “member will be deemed the record holder with respect to a Token as of any date only if, as of such date, such Token is registered on the Tirios Blockchain in such member’s name” and that the “transfer agent will maintain the Series Interests in book form, and in the event of a conflict between the blockchain record and the record held by the transfer agent, the transfer agent’s record will be determinative.” Given that the book entry system is the prevailing proof of ownership, please revise throughout to address the following:

•

Revise to clarify the nature of the Series Interests and the role of distributed ledger technology, including, clarifying, if true, that investors will in fact be holding Series Interests in book entry form that have additional distributed ledger technology features for the transfer agent’s bookkeeping purposes only, or advise us otherwise;

•	Describe in greater detail the record keeping process (i.e., the book entry system and the blockchain record) and how the two records are synchronized;
•

Clarify whether there are practical or legal considerations for investors due to the distributed ledger technology features that would not exist in an offering of book entry securities without such features; and

•	Clarify whether the Tokens can be transferred separately from the underlying Series Interests and, if not, how the two instruments are stapled.

Please see Amendment. We added clarifying language that specifies that our ledger technology serves as a digital courtesy copy of the Series Interests. Because we use Hyperledger Fabric which is a permissioned Blockchain network, no new nodes may be created without our Manager’s explicit consent. Thus we control creation of Tokens and can create or modify Tokens as needed when we receive information from the Transfer Agent about a change in ownership of Series Interests. The Company will reconcile and validate the Blockchain against the Transfer’s Agents book form records on a daily basis to ensure the records remain synchronized. This applies to new issuances of Tokens as well as transfers from existing Token owners. This process will also ensure that the Tokens remain stapled to the underlying Series Interests, and in the event of a conflict between the record held by the transfer agent and the blockchain record, the transfer agent’s record will be determinative.

The Tokens have no value independent of the Series Interests and cannot be transferred separately from them.

See also our response to item 9, which addresses the risks inherent in this technology. We have identified risks related to tokenization and blockchain that would not exist in an offering of book entry securities.

14.

We also note your disclosure on page 23 that the “Tokens are not considered by the Company to be cryptocurrency or to have any value independent of the Series Interests.” Please explain the basis for this statement. Moreover, we note your disclosure on page 23 that "To that extent, we believe that the Tokens qualify as securities and their ownership and transfer will be subject to federal and state securities laws applicable to securities generally.” Please provide an analysis whether the Tokens are a separate security from the underlying Series Interests. Furthermore, please disclose whether the Tokens are the only representation of the Series Interests, or whether the Series Interests are also represented in other forms.

Please see response to item 13. Tokens are not considered by the Company to be cryptocurrency, as there is no value independent of the Series Interests and can’t traded, sold, used to purchase items, or be used for any other purpose. Tokens are not considered by the Company to be securities because there is no expectation of profit from the Tokens alone (separate and apart from the underlying Series Interest), and they cannot be purchased, sold, or traded separate from the Series Interests.

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15.

On page 23, you state that “[a]t this time, the Series Interests are not currently available for transfer, purchase or sale from one Series Interests holder to another Series Interests holder (‘peer-to-peer’) on the blockchain or in any secondary trading market.” Please address the following points:

•

The above-referenced disclosure appears inconsistent with the information on your website. In this regard, we note the video presentation posted on your website describing investors’ ability to sell their Tokens after holding them for a "short period," and the “How It Works” section on your website states that “Investors can sell in the secondary market after holding the shares for a minimum holding period (varies for each asset, typically 1 year).” Please ensure your offering circular is complete and accurate, and that the information on your website is consistent with such disclosure;

•

To the extent applicable, please describe the process by which a tokenholder may transfer its Tokens, including: how an investor initiates a transfer, whether it does so by network or by notifying the Transfer Agent, whether the smart contract contains any restrictions on or prerequisites for transfers of Tokens, the length of time to record transfers, whether tokenholders will be responsible for paying the gas fees for such transfers or whether the gas is embedded in the token, and how and when the transfers will be recorded on the blockchain;

•

We note your disclosure in the penultimate paragraph on page 23 that “in the future, the shares may be available for purchase, sale or transfer from one shareholder to another shareholder (or potential shareholder) on the blockchain or in a secondary trading market.” Please disclose whether you have any plans to enable such functionality in the near future (e.g., by entering into an agreement to make your Tokens available for trading in the secondary market, as you reference, or enabling the Platform to function as a trading platform for Tokens and/or crypto assets, etc.) and if so, provide related details, to the extent known; and

•

Please provide us with a detailed analysis of whether you are, or may be, required to register as an exchange or a broker-dealer under the Exchange Act. In your response, please address: (i) the current and prospective functionality of your Platform, as referenced above; and (ii) your disclosure that you “acquire single-family homes, lease them long-term, divide them into multiple interests using blockchain technology, and offer them as investments through the Platform;” and that your Platform is “an investment platform that provides both direct access and opportunity to individual investors to invest in fractional ownership of single-family income- producing properties of a size or quality that might otherwise be unavailable to individual investors.”

The information on the website and video presentation making reference to selling on a secondary trading market have been changed/removed to be consistent with the Amendment. Our Amendment at page 26 includes a revised disclosure to highlight that in the future, the Series Interest may be available for purchase, sale, or transfer from one member to another member (or potential member) on the blockchain or in a secondary trading market. The Company has no current agreement to make its Series Interests or Tokens available for trading in the secondary market but may enter into such an agreement in the future. These features are not currently, and may never be, available to investors. These features would be subject to then-existing regulations, regulatory interpretations, and regulatory approvals.

We have added a disclosure in the Amendment on page 30 to explain that neither the Company nor the Manager is a registered broker-dealer, an investment adviser, or a funding portal. The Company and the Manager do not participate in securities offerings made in reliance on Securities Act Section 4(a)(6) and Regulation Crowdfunding. Neither the Company nor the Manager will make any sales prior to the qualification of the offering statement of which this Offering Circular forms a part.

Note that the investment platform provides “back-end” functionality for processing subscription and payments. It is not an ATS or broker-dealer, nor is it seeking to be so since its functions are not those of a broker-dealer as set out in the Commission’s proposed exemptive order of October 2020. In particular we note that the investment platform does not solicit potential investors or receive transaction based fees, and there are no gas fees. The information on the Company’s internet offering page, while using the investment platform’s technology, is under the control of the Company and is not presented as a communication by the investment platform. We further note that the investment platform is operational.

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This Offering Circular will be furnished to prospective investors upon their request via electronic .PDF format and will be available for viewing and download from the Tirios Platform, as well as on the SEC’s website at www.sec.gov.

Plan of Distribution

Use of Blockchain, page 23

16.

Please substantially revise this section, or elsewhere as appropriate, to describe in greater detail the nature and structure of the Tokens and the Platform. Your revised disclosure should address, without limitation, the following points:

•	Please disclose the material terms of the smart contract and any other documents governing the terms of the Token and the rights of tokenholders, and file all relevant agreements as exhibits;

The smart contract used is an extension of the ERC-721 standards. ERC-721 is a standard interface for non-fungible tokens, also known as deeds. ERC-721 provides basic functionality to track and transfer tokens.

As an extension of ERC-721, the smart contract used by Tirios is running on Hyperledger Fabric and is capable of minting new property tokens, i.e., create tokens for a newly acquired assets, can calculate and allocate income based on ownership dates, and effectively creates a digital courtesy copy of the holdings and transactions for Series Interests.

Note that the ERC-721 provides the technical framework for the smart contract, but the material terms and conditions contained within that framework derive from the Company’s Operating Agreement and Subscription Agreement. See Exhibits 2.2 and 4.1.

•	To the extent that the smart contract is based on a third-party standard, please identify the technical standard and its material terms and conventions as they apply to the Tokens;

The smart contract used is an extension of the ERC-721 standards. ERC-721 is a standard interface for non-fungible tokens, also known as deeds. ERC-721 provides basic functionality to track and transfer tokens.

As an extension of ERC-721, the smart contract used by Tirios is running on Hyperledger Fabric and is capable of minting new property tokens i.e. create tokens for a newly acquired assets, is able to calculate and allocate income based on ownership dates, effectively creating a digital courtesy copy of the holdings and transactions for Series Interests.

•

Disclose and describe the Hyperledger blockchain network that will support the Tirios Blockchain and your Tokens, including without limitation, who maintains access and control of such network, and the amount and timing of any fees payable to such network, and file all relevant agreements as exhibits;

Hyperledger Fabric is an open source, permissioned blockchain framework, started in 2015 by The Linux Foundation. It is a modular, general-purpose framework that offers unique access control features, which make it suitable for a variety of industry applications such as track-and-trace of supply chains, trade finance, loyalty and rewards, as well as clearing and settlement of financial assets.

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Our Manager is responsible for maintaining all the nodes of the Hyperledger Fabric Blockchain network where the Tokens are recorded. There are no transaction fees involved for processing transactions on this network. All costs for maintaining and operating the infrastructure are borne by our Manager. Hyperledger Fabric is a permissioned Blockchain network, hence no new nodes for this Blockchain can be hosted without explicit consent from our Manager. Subscribers have access to the Platform which interacts with the Blockchain network. There are no external third parties or relevant agreements associated with maintaining and operating the Blockchain network.

•

Explain what happens if there are issues with the underlying blockchain (e.g. decreased processing speeds or increased transaction fees). Describe your contingency plans in the event the underlying blockchain is no longer supported;

Hyperledger Fabric blockchain is a scalable solution to be able to process millions of transactions with our current infrastructure. There are studies available in the public domain where 20,000 transactions/second were processed on Hyperledger Fabric Blockchain in a controlled environment. In case required, the architecture can further be improved by batching transactions before being sent to the Blockchain by making use of a queuing solution.

One of the benefits of setting up the permissioned blockchain ledger is that in case the Hyperledger Fabric platform is no longer supported by the open-source community and The Linux Foundation, we will be able to continue running the Blockchain network on our infrastructure. Alternatively, we may decide to migrate to another Blockchain solution like Polygon, Ethereum, etc. and discontinue using Hyperledger Fabric Blockchain. We intend to replace the Token for all previously issued Series Interests and the Token smart contract for impacted Series Interests with a new token using a new smart contract on another Blockchain in that situation. Since Tokens constitute a digital courtesy copy of the Series Interests, which are governed by the Operating Agreement and Subscription Agreement, there would not be any direct impact as a result of such migration. However, such a change could impact the participation of potential investors and negatively impact potential liquidity and value of the Series Interests. Please see our disclosure under “Risks related to Tokenization and Blockchain.”

•	Explain how Tokens will be validated. Describe any additional software, portal, or platform that will be used; and

The tokens represent the digital courtesy copy of the Series Interests, and are minted as part of the transactions validated using Hyperledger Fabric consensus mechanism. All the software and interface required to mint the new tokens, transfer them to user wallets, and maintain ledger holdings is proprietary and has been developed by our Manager.

The Company will reconcile and validate the Blockchain against the Transfer’s Agents book form records on a daily basis to ensure the records remain synchronized. This applies to new issuances of Tokens as well as transfers from existing Token owners. This process will also ensure that the Tokens remain stapled to the underlying Series Interests, and in the event of a conflict between the record held by the transfer agent and the blockchain record, the transfer agent’s record will be determinative.

•	Disclose the circumstances, if any, under which the Tokens can be modified.

If we discover errors or unexpected functionalities in the Token smart contract, we may make a determination that the Token smart contract is defective and that its use should be discontinued. We intend to replace the Token for impacted Series Interests and the Token smart contract for impacted Series Interests with a new token using a new smart contract in that situation.

Since Tokens constitute a digital courtesy copy of the Series Interests, which are governed by the Operating Agreement and Subscription Agreement, there would not be any direct impact as a result of such actions. However, such a change could impact the participation of potential investors and negatively impact potential liquidity and value of the Series Interests. Please see our disclosure under “Risks related to Tokenization and Blockchain”.

Commissions and Discounts, page 24

17.	Please discuss the AML/KYC validation process that you reference on page 24.

Please see Amendment under Subscription Procedure which covers when we confirm the Know Your Customer (KYC) and Anti Money Laundering (AML) procedures.

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The Company has engaged Dalmore Group, LLC a broker-dealer registered with the SEC and a member of FINRA, to review investor information, including KYC data, perform AML and other compliance background checks, and provide a recommendation to the Company whether or not to accept a subscriber.

We will be entering into an agreement with North Capital Private Securities Corporation (“North Capital”), a Delaware Corporation and a registered Broker-Dealer, member FINRA and SIPC to provide KYC and AML compliance services for the Company. The agreement in form is attached as an exhibit and will be executed before the filing is made effective.

North Capital dashboard is configured to provide access to our Broker-Dealer who reviews the investor information including KYC, performs AML and other compliance background checks, and provides a recommendation to the Company whether or not to accept a Subscriber.

Specifically, the following US databases are checked by North Capital during the KYC check:

• Businesses

• Bankruptcy

• Driver’s License

• Directory Assistance

• Reverse Look Up & Mobile

• Civil Court

• Motor Vehicles and Boat

• Hunting/Fishing License

• Merchant Vessel

• Geolocation

• OFAC

• PEP (Politically Exposed Persons)

• Non SDN Consolidated Sanctions (PLC, FSE, ISA, SSI)

• Defense Trade Controls (DTC) Debarred Parties

• Commodity Futures Trading Commission Sanctions List of Regulatory and Self-Regulatory Authorities

• Bank of England Sanctions List (BOL)

• World Bank Ineligible Firms

• Official Records

• Person Search

• Professional Licenses

• Property Assessment

• Credit Headers

• Property Deed

• Voter Registration

• Corporations

• UCC Filings

• Internet Domain Name

• Delaware Corporations

• Criminal Conviction

• Concealed weapons Permit

• DEA Controlled Substances Licenses

• FAA Aircraft

• FAA Pilot

• Federal Firearms and Explosives License

• Florida Accidents

AML is used to cross check an individual’s name against a number of global watch lists to verify that the person isn’t a wanted person. This check will work for both U.S. persons and non-U.S. persons. If an individual fails this check, this means that this person’s name was at least a 90% match with a name on a watch list and a government issued photo ID needs to be collected to verify as pass or fail.

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The following lists are checked are checked by North Capital for AML:

• OFAC

• PEP (Politically Exposed Persons)

• Non SDN Consolidated Sanctions (PLC, FSE, ISA, SSI)

• Defense Trade Controls (DTC) Debarred Parties

• Commodity Futures Trading Commission Sanctions List of Regulatory and Self-Regulatory Authorities

• Bank of England Sanctions List (BOL)

• World Bank Ineligible Firms

• FBI Fugitives 10 Most Wanted, Most Wanted

• Terrorists and Monthly Most Wanted

• Financial Crimes Enforcement Network

• Foreign Agent Registrations

• International Police Most Wanted

• OFAC - Enhanced Sanctioned Countries

• Office of Controller of Currency of Unauthorized Banks

• Office of the Superintendent of Financial Institutions (OSFI) - Canada

• State Department Terrorist Exclusions

• Terrorists Inside of European Union

• Terrorists Outside of European Union

• United Nations Named Terrorists

• US Bureau of Industry and Security - Unverified Entity List

• US Bureau of Industry and Security - Unverified Entity List

• US Bureau of Industry and Security – Denied Person List

Suitability Requirements, page 24

18.

Please confirm whether the Tokens will be available to all investors regardless of jurisdiction, or if there are any limitations on offerings in certain jurisdictions. Please disclose the other jurisdictions in which you are subject to regulation, how you ensure compliance with laws and regulations in the various jurisdictions in which you operate or offer the Series Interests, and summarize the regulatory regimes to which you are subject. Also please add related risk factor disclosure, to the extent material.

The Series Interests are only offered in jurisdictions where it is not unlawful to offer and sell these securities. The Series Interests will not be offered or sold in states where the Broker Dealer is not registered as a broker-dealer pursuant to the applicable state law or in any jurisdictions where it is not lawful to offer and sell the Series Interests. Tokens are a digital courtesy copy of the Series Interests and are not sold independently of Series Interests.

Series Interests will not be offered in any jurisdiction where the Company cannot offer Tokens in compliance with laws and regulations. Series Interests will not be offered until all required notices and fees have been filed and paid in a particular state.

Subscription Procedure, page 26

19.

We note your disclosure that investors’ purchase price payments are made through a third- party processor to an account you designate and the company “currently uses Stripe for processing such payments, for which our Manager will pay all processing fees.” Please revise your disclosure to address the following:

•	Disclose which payment types (e.g., fiat currency, crypto assets, etc.) the Platform accepts for investors’ purchase price payments;
•	Discuss whether there are any delays between the acceptance of an investor’s subscription and payment thereof and the delivery of the Tokens; and
•

Disclose the material terms of any agreement you have with Stripes, the third-party payment processor you currently use for processing subscription payments, including the term and termination provisions thereof. Also please file the agreement as an exhibit or tell us why you are not required to do so. If “Stripes” is not the full name of such entity, please provide it.

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Please see Amendment at page 30 which goes into the following in additional detail. The Company accepts ACH payments in USD. We do not accept payments in crypto, wire, credit card, or check

ACH Payment typically takes 3 - 5 days to clear. The Series Interests, and a digital courtesy copy in the form of Tokens, are delivered to the Member once the payment is cleared. In case the payment does not clear, the Member is requested to make payment again within 7 days. Failure to do so results in cancellation of the subscription. We send periodic updates to Members when payment is first submitted and when the payment is successful or failed. Members can also see the payment status on the Platform.

Stripe Inc. (“Stripe”) is a software company that provides online payment processing. We have disclosed that Stripe charges 0.8% per ACH transfer with a $5.00 cap, which is paid by the Manager, and that either party can terminate service at any time.

20.	Please expand your disclosure in this section to address the following items:

•	Explain the mechanics of how you will issue Tokens to investors in this offering.

Identify and describe the subscription, acceptance and closing of an investment in the securities, including the process by which an investor opens a wallet and receives the Token(s), any notices you will give to investors and all material intermediate steps and actions;

Please see response to item 21 below.

•

Disclose the amount of Series Interests represented by a single Token, whether a single Token may be divided into fractions, and whether there are any division limits. State, if true, that only whole Tokens may be issued or transferred; and

Please see Amendment’s discussion of “Use of Blockchain.” Each Token represents one Series Interest and can’t be subdivided.

•	Disclose the amount of Tokens that will be outstanding at the close of the offering.

The number of Tokens outstanding would be equal to the number of Series Interests offered.

•

Explain how you intend to provide updates to investors on the number of Tokens you have sold throughout the offering period, the amount of proceeds raised and other material changes throughout the offering period.

Please see response to item 21 below with respect to how the regular updates are shared with members.

Transfer Agent, page 26

21.

Please include a diagram or a detailed explanation of the process, starting from the initial issuance of the Series Interests to the recording of each trade in the distributed ledger, as well as the clearance and settlement process. Describe the role of each participant in the process, including, but not limited to, VStock Transfer, your transfer agent. Also please disclose the material terms of your transfer agent agreement and file the same as an exhibit or tell us why you are not required to do so.

Please see Amendment under “Subscription Procedure” section. What follows is a description of our subscription procedure, the role of each participant, and how updates are shared with subscribers.

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The process each prospective Subscriber must follow to subscribe for the Series Interests is as follows:

1.	Subscriber creates an account with the Platform at www.tirios.ai. A welcome email is sent to Subscriber.

2.

We send the information received from the profile through API (“Application Programming Interface”) to North Capital to complete a KYC and AML check. North Capital’s dashboard is configured to provide access to our Broker-Dealer who reviews the investor information including KYC, performs AML and other compliance background checks and provides a recommendation to the Company whether or not to accept a Subscriber. If KYC and AML are passed, no further action from the Subscriber is required. A blockchain wallet is created for the Subscriber at this time and the public keys for the wallet are available to the Subscriber in the Platform. In case KYC and/ or AML are not passed, our team contacts the Subscriber to submit additional information as needed. An update email is sent to Subscribers confirming the receipt of information and informing them about any additional steps that may be required.

3.	Subscriber can review details about open Series on the platform.

4.	Subscriber clicks on “Request Tokens” for the desired Series. A confirmation email is sent to Subscriber indicating that request was received.

5.

Subscriber is presented with the option to review and electronically sign the Subscription Agreement. The Company uses a service provided by DocuSign, Inc. (“Docusign”), which offers eSignature technology to sign documents electronically.

6.

Subscriber is then directed to payments page to make the payment for the purchase. The Company accepts ACH payments in USD. We do not accept payments in crypto, credit card, wire, or check. The Company uses Stripe Inc. (“Stripe”), for processing such payments, and our Manager pays all fees, which are 0.8% per ACH transfer with a $5.00 cap. Stripe is a software company that provides online payment processing. Pursuant to Stripe’s terms of service, either the Company or Stripe may terminate service at any time. A confirmation email is sent to Subscribers that payment processing is underway.

7.

ACH Payment typically takes 3 - 5 days to clear. Once the payment is cleared, an email is sent to Subscriber with an update that payment was successful. In case the payment does not clear, the Investor is requested to make payment again within 7 days, failing to do so results in cancellation of subscription. A Subscriber can also see the payment status on the Platform.

8.

Once the payment is cleared, a trade is created by the Company in the North Capital dashboard using API which identifies all the required details, including Subscriber details, status of KYC and AML for the Subscriber, status of payment, and number of Series Interests subscribed. North Capital dashboard is configured to provide access to our Broker-Dealer, and Transfer Agent, who completes their own confirmation or checks before recommending the approval and recording of the Series Interests in book entry form.

9.

Once all checks from Broker-Dealer are confirmed and Series Interests are recorded in book entry form by Transfer Agent, we create a digital courtesy copy of Series Interests for recordkeeping purposes of the Company on Blockchain by issuing Tokens. This process is completed at the end of every working day to confirm the book-form and blockchain records are in sync, and in the event of a conflict between the record held by the Transfer Agent and the blockchain record, the Transfer Agent’s record will be determinative.

10.

Subscribers are provided with quarterly financial performance. This information is accessible in Platform for review in pdf format or on blockchain, which is maintained by the Company in book form and as digital courtesy copy on blockchain. Financial information includes rent, property taxes, insurance, etc.

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We have also described the material terms of our agreement with VStock Transfer, LLC, and included the agreement as an exhibit.

Use of Proceeds, page 27

22.

Please revise here and in Note 6 to the financial statements to disclose the terms of each of the loans used to finance the properties acquired, including their length, interest rates, repayment terms and covenants.

Please see Amendment in “Use of Proceeds” section.

23.

We note that each property has an amount budgeted for improvements and or repairs. The related footnote states that these include minor repairs and upgrades for each property, including appliances where needed. Given the relatively insignificant amounts budgeted for these repairs and improvements for each series, please revise to be specific as to what work is being done to each property in order to support the budgeted amounts. See our comment requesting additional disclosures on each of these properties in the Description of Business section and include similar disclosure there.

Please see Amendment in “Use of Proceeds” section.

24.

For each property, in an appropriate section, please explain how you determined the financing fees and the acquisition fee. We note, for example, that 3% was paid in commissions to Joseph Companies, based on the contract for 274 Gabbro. We note, in footnote 5, you state that you will pay your manger 5%, less any commissions paid to affiliates. Please clarify the actual amount to be paid in fees for each property and identify the affiliates and the commissions paid. Additionally, please identify the third party that provided financing, disclose the terms of the agreements and file the agreements as exhibits.

Please see Amendment in “Use of Proceeds” section.

25.

We note that for each series the acquisition of property allocation in the use of proceeds will actually be a reimbursement of funds advanced by the manager to purchase the property. Please revise to clearly reflect this and clarify whether any interest or other fees were paid to the Manager in connection with this advancement.

Please see Amendment in “Use of Proceeds” section.

26.

We note that this is a best efforts, no minimum offering. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. See Instruction 3 to Item 6 of Part II of Form 1-A.

Please see Amendment. We have expanded our “Use of Proceeds” section to explain how we anticipate our use of proceeds will change if we do not sell all of the securities being offered.

Description of Business

Plan of Operations, page 30

27.

We note your disclosure that you target a leverage amount of 60% to 75%, but that this amount could be higher in the manager's discretion. Please add risk factor disclosure that there is no limit on the amount of leverage that a series may incur.

Please see Amendment. We have added an additional risk factor regarding our use of leverage.

28.

We note that you expect to use between 60% to 75% financing leverage at the acquisition date based on the acquisition price. Please include disclosure in this section and in the risk factors of the impact the increased interest rates may have upon you plan of operations and the resultant risks.

Please see Amendment. We have added a disclosure in this section and an additional risk factor regarding increased interest rates.

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Employees, page 33

29.	We note that you will be relying on your manager to provide services. Please disclose the number of employees that your manager has available to provide services to the series.

Please see Amendment. We have added a disclosure in this section to clarify the number of our Manager’s employees.

Description of Business

Property Overview, page 34

30.	Please revise this section to include a discussion of each of the properties that were acquired on May 12, 2023, by series, to include the following:

•	Describe the property.
•	Disclose from whom the property was acquired.
•	Disclose how the acquisition of the property was funded.
•	Disclose if the property had rental histories prior to its acquisition by the company.
•	Disclose the status of the property as either under renovation, currently marketed as available for rent or rented.
•	If the property is under renovation, disclose the anticipated date of when it will be available for rent.
•	Disclose the terms of the loan agreement applicable to each property, including the interest rate.

We have updated this section in the Amendment to contain the above requested information.

31.	Please revise to disclose if you are in negotiations or have identified additional properties for acquisition. If you have, please discuss and describe them.

We evaluate hundreds of properties on a regular basis. We consider identifying the property for acquisition when we enter into a purchase and sales agreement with a seller. We have not entered into any agreement to acquire additional properties at this time. Therefore, no changes were made to the Amendment in response to this item.

32.	Please tell us what consideration you gave to including financial statements for each of the properties included in each series.

The properties acquired by the Series are newly constructed residential properties that have not been previously occupied or leased and have not previously been revenue producing. Therefore, they were not operated as a business and without leasing history. As a result, there are no financial statements applicable to the property for which financial statements may be required in the Offering Circular prior to the date of acquisition of the properties by the Series.

33.	Please tell us what consideration you gave to including pro forma financial statements by each series that reflect effect of the acquired properties on the company's financial statements.

The properties acquired by the Series are newly constructed residential properties that have not been previously occupied or leased and have not previously been revenue producing.

There is no transfer of any operations, employees, customer base, systems, or techniques as part of the acquisitions and there is no revenue or tenant history of the properties. As a result we have conferred that the acquired properties do not meet the requirement of a Business under Regulation S-X, Article 11 Rule 11-01 or definition of a Real Estate Operation under Rule 3-14 of Regulation S-X.

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Compensation of Manager, page 38

34.

Please clearly disclose the acquisition fees for each series being offered in this offering statement. Also clearly disclose any amounts received by the Manager or its affiliates as sales agent or broker commissions for the purchase of the series assets for each series being offered. Lastly, please clearly disclose, as stated in the Series LLC Agreement that the series may retain certain of the manager’s affiliates, for services relating to series assets or operations of the Company or a Series, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other asset management services.

Please see Amendment in the “Use of Proceeds” section. We have added information on Manager fees and the calculation of the acquisition fee. Specifically, for the existing Properties, the following Acquisition fees were charged: 274 Gabbro ($4,866); 283 Gabbro ($4,736); and 313 Mica ($5,672). We have also included the disclosure regarding other services provided by the manager’s affiliates.

Prior Performance, page 68

35.

Please revise to provide all of the disclosure required by Item 8 of Industry Guide 5, including the narrative summary, and please ensure that the prior performance tables are consistent with the requirements of Corporation Finance Disclosure Topic 6.

Please see Amendment.

Part III.

Exhibit 4.1 Form of Subscription Agreement, page 74

36.

Please revise your subscription agreement to remove the representation that an investor has “read,” “reviewed” or “understands” the contents of the offering statement. For example only, we note clause 3(i).

We have removed such representations from the subscription agreement.

General

37.

To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how the platform is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

We have added an additional risk factor addressing this under “Risks Related to Tokenization and Blockchain.”

38.

Please ensure that your website is updated to comply with Rule 255(b)(4) of Regulation A. Additionally, please ensue that the disclosure on your website is consistent with the disclosure contained in your offering statement. For example only, we note that you have included companies with which you claim a connection under the section about us. We did not see any affiliation with certain companies, such as Deloitte, in your discussion of the experience of your officers. To the extent you are relying upon your manager and their employees, please note that for all significant employees, including those of your manager, disclosure regarding their experience should be included in the offering statement. Please refer to Item 10 of Part II of Form 1-A. Lastly, we note that the listed property information includes a targeted net IRR. Please remove such information as it appears speculative in nature and is not included in the offering circular.

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We have updated our website to comply with Rule 255(b)(4) of Regulation A. We have updated the resume in the filing to clarify the Deloitte association and have removed any mention of association for our part-time employees and contractors. We have also removed net IRR information from the website.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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